March 29, 2012

Re:	Delphi Automotive PLC (the “Company”)
Registration Statement on Form S-4
Registration No. 333-179829

Mr. John Dana Brown

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 3561

Washington, D.C. 20549

Dear Mr. Brown:

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Delphi Automotive PLC

By:	/s/ David M. Sherbin
	Name:	David M. Sherbin
	Title:	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer

cc:	Michael Kaplan
Davis Polk & Wardwell LLP
Via facsimile (212) 701-5111